Exhibit 99.1

TD Ameritrade Holding Corporation

200 South 108th Avenue
Omaha, Nebraska 68154

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS FOR

THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 4, 2020

May 27, 2020

These definitive additional materials amend and supplement the definitive joint proxy statement/prospectus dated May 4, 2020, which is referred to in this supplement as the definitive joint proxy statement/prospectus, initially mailed to stockholders on or about May 6, 2020, by TD Ameritrade Holding Corporation, a Delaware corporation, which is referred to in this supplement as TD Ameritrade, for the special meeting of stockholders of TD Ameritrade to be held exclusively online via live audio webcast on June 4, 2020, at 2:00 p.m., Eastern time, which is referred to in this supplement as the TD Ameritrade special meeting. The TD Ameritrade special meeting can be accessed by visiting www.virtualshareholdermeeting.com/AMTD2020, where TD Ameritrade stockholders will be able to listen to the meeting, submit questions and vote online. TD Ameritrade stockholders will need the 16-digit control number included on their proxy card or voting instruction form to join the TD Ameritrade special meeting.

As previously disclosed, on November 24, 2019, TD Ameritrade entered into the Agreement and Plan of Merger, which, as amended on May 14, 2020, is referred to in this supplement as the merger agreement, by and among The Charles Schwab Corporation, a Delaware corporation, which is referred to in this supplement as Schwab, Americano Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Schwab, which is referred to in this supplement as Merger Sub, and TD Ameritrade, pursuant to which Merger Sub will be merged with and into TD Ameritrade, with TD Ameritrade continuing as the surviving corporation and a wholly owned subsidiary of Schwab, in a transaction that is referred to in this supplement as the merger.

The TD Ameritrade board of directors unanimously recommends that TD Ameritrade stockholders vote “FOR” the approval and adoption of the merger agreement, “FOR” the TD Ameritrade merger-related compensation proposal and “FOR” the TD Ameritrade adjournment proposal.

If any stockholders have not already submitted a proxy for use at the TD Ameritrade special meeting, they are urged to do so promptly. No action in connection with this supplement is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy.

If you have any questions concerning the proposals to be voted on at the TD Ameritrade special meeting, the merger, the joint proxy statement/prospectus or this supplement, would like additional copies or need help voting your shares of TD Ameritrade common stock, please contact TD Ameritrade’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (877) 456-3422

Banks and Brokers Call Collect: (212) 750-5833

The information contained herein speaks only as of May 27, 2020 unless the information specifically indicates that another date applies.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the definitive joint proxy statement/prospectus, which should be read in its entirety. To the extent that information set forth herein differs from or updates information contained in the definitive joint proxy statement/prospectus, the information contained herein supersedes the information contained in the definitive joint proxy statement/prospectus. All page references are to pages in the definitive joint proxy statement/prospectus, and any defined terms used but not defined herein shall have the meanings set forth in the definitive joint proxy statement/prospectus.

As of May 26, 2020, eight complaints have been filed by purported TD Ameritrade stockholders in federal court challenging the merger, including (i) Kent v. TD Ameritrade Holding Corporation et al., case number 1:20-cv-00388, filed in the United States District Court for the District of Delaware; (ii) Stein v. TD Ameritrade Holding Corporation et al., case number 1:20-cv-00410, filed in the United States District Court for the District of Delaware; (iii) Roth v. TD Ameritrade Holding Corporation et al., case number 2:20-cv-03425, filed in the United States District Court for the District of New Jersey; (iv) Litwin v. TD Ameritrade Holding Corporation et al., case number 2:20-cv-03569, filed in the United States District Court for the District of New Jersey; (v) Bernstein v. TD Ameritrade Holding Corporation et al., case number 2:20-cv-03695, filed in the United States District Court for the District of New Jersey; (vi) Garrison v. TD Ameritrade Holding Corporation et al., case number 1:20-cv-02850, filed in the United States District Court for the Southern District of New York; (vii) Paine-Mantha v. TD Ameritrade Holding Corporation et al., case number 1:20-cv-00637, filed in the United States District Court for the District of Delaware; and (viii) Kong v. TD Ameritrade Holding Corporation et al., case number 2:20-cv-05970, filed in the United States District Court for the District of New Jersey, which complaints are collectively referred to in this supplement as the federal actions. The complaints name as defendants the members of the TD Ameritrade board of directors and, in the case of two of the actions, Schwab. The complaints generally allege, among other things, that the defendants authorized the filing of a materially incomplete and misleading registration statement. In addition to costs and attorneys’ fees, the lawsuits seek to enjoin the vote of TD Ameritrade stockholders and the closing of the acquisition; and in the event the transaction is consummated, to set aside the transaction and/or obtain rescissionary or other damages. TD Ameritrade and Schwab believe that the claims asserted in the lawsuits are without merit.

TD Ameritrade and Schwab believe that no further disclosure is required to supplement the definitive joint proxy statement/prospectus under applicable law. However, to avoid the risk that the lawsuits may delay or otherwise adversely affect the consummation of the merger and to minimize the expense and distraction of defending such actions, TD Ameritrade wishes to voluntarily make the supplemental disclosures related to the merger set forth below. In light of the supplemental disclosures, the plaintiffs in the federal actions have agreed to dismiss their claims with prejudice. Nothing in this supplement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 130 by replacing the third full paragraph with the following (the modified text is shown in bold):

PJT Partners is acting as financial advisor to the strategic development committee in connection with the merger. As compensation for its services in connection with the merger, PJT Partners is entitled to receive from TD Ameritrade (i) $10 million, which became payable upon the delivery of PJT Partners’ opinion to the strategic development committee (and which became payable regardless of the conclusion reached in such opinion) and (ii) additional compensation upon the closing of the merger, the amount of which will be derived from the product of (a) the exchange ratio, (b) the aggregate number of shares TD Ameritrade common stock issued and outstanding, on a fully diluted basis, as set forth in the merger agreement, and (c) the trailing volume weighted average trading price of Schwab common stock over a certain ten (10) day period prior to closing of the merger. As of February 21, 2020, this closing-related fee would have been approximately $41.9 million and as of May 22, 2020, this closing-related fee would have been approximately $30 million. The strategic development committee has also agreed to cause TD Ameritrade to reimburse PJT Partners for certain out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion).

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 133 by replacing the third full paragraph with the following (the modified text is shown in bold):

Piper Sandler is acting as the strategic development committee’s financial advisor in connection with the merger and will receive a fee for such services, $5 million of which was paid by TD Ameritrade to Piper Sandler upon the signing of the merger agreement and the remainder of which is payable and contingent upon the closing of the merger. The portion of the fee payable and contingent upon the closing of the merger will be derived from the product of (a) the exchange ratio, (b) the aggregate number of shares of TD Ameritrade common stock issued and outstanding, on a fully diluted basis, as set forth in the merger agreement, and (c) the trailing volume weighted average trading price of Schwab common stock over a certain ten (10) day period prior to closing of the merger. As of February 21, 2020, this fee would have been approximately $14.0 million and as of May 22, 2020, this fee would have been approximately $10 million. Piper Sandler also received a $5 million fee from the strategic development committee upon rendering its opinion (and which became payable regardless of the conclusion reached in such opinion). The strategic development committee has also agreed to cause TD Ameritrade to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 137 by replacing the second paragraph under the section entitled “—Discounted Equity Cash Flow Analysis—TD Ameritrade” with the following (the modified text is shown in bold):

With respect to the discounted equity cash flow analysis based on each of the Case 1 Projections, Case 2 Projections and Case 3 Projections, to calculate the estimated equity value of TD Ameritrade using the discounted equity cash flow method, PJT Partners and Piper Sandler added (a) TD Ameritrade’s projected after-tax levered free cash flows for the calendar years 2020 through 2023 for the applicable case to (b) the terminal values of TD Ameritrade as of December 31, 2023, for the applicable case, and discounted such amounts to their present values using a range of selected discount rates. The after-tax levered free cash flows were calculated by taking the non-GAAP adjusted net income, adjusted as applicable for depreciation and amortization and less capital expenditures. The residual value of TD Ameritrade at the end of the projection period, which is referred to in this joint proxy statement/prospectus as the terminal value, was estimated by applying the exit multiple range of 12.0x to 14.0x to TD Ameritrade’s projected net income as of December 31, 2023, and an implied perpetuity growth rate of 1.5% for each of the Case 1 Projections, Case 2 Projections and Case 3 Projections. This exit multiple range and implied perpetuity growth rate were chosen by PJT Partners and Piper Sandler based on their respective professional judgments. The after-tax levered free cash flows and terminal values for each of the Case 1 Projections, Case 2 Projections and Case 3 Projections, were then discounted to present value as of December 31, 2019, using discount rates ranging from 8.5% to 10.5%. This range of discount rates was selected based on PJT Partners’ and Piper Sandler’s analysis of the weighted average cost of capital of TD Ameritrade, which was based on, among other things, a capital asset pricing model implied cost of equity calculation. PJT Partners and Piper Sandler then calculated a range of implied equity values per share of TD Ameritrade common stock by dividing the applicable implied equity value by the fully diluted number of shares of TD Ameritrade common stock of approximately 544 million as of November 19, 2019. The following summarizes the results of these calculations:

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 137 by replacing the second paragraph under the section entitled “—Discounted Equity Cash Flow Analysis/Net Present Value Analysis—Schwab” with the following (the modified text is shown in bold):

With respect to the discounted equity cash flow analysis based on the Schwab projections for Schwab, as more fully described in the section entitled “—Schwab Projections for Schwab” of this joint proxy statement/prospectus, to calculate the estimated equity value of Schwab using the discounted equity cash flow method, PJT Partners added (a) Schwab’s projected after-tax levered free cash flows for the calendar years 2020 through 2023 to (b) ranges of terminal values of Schwab as of December 31, 2023, and discounted such amounts to their present values using a range of selected discount rates. The after-tax levered free cash flows were calculated by taking the non-GAAP adjusted net income, adjusted as applicable for depreciation and amortization and less capital expenditures. The terminal value of Schwab was estimated by applying the exit multiple range of 15.5x to 17.5x to Schwab’s projected net income as of December 31, 2023, and an implied perpetuity growth rate of 3.2%. This exit multiple range and implied perpetuity growth rate were chosen by PJT Partners based on its professional judgment. The after-tax levered free cash flows and terminal values were then discounted to present value as of December 31, 2019, using discount rates ranging from 8.5% to 10.5%. This range of discount rates was selected based on PJT Partners’ analysis of the weighted average cost of capital of Schwab, which was based on, among other things, a capital asset pricing model implied cost of equity calculation. PJT Partners then calculated a range of implied equity values per share of Schwab common stock by dividing the applicable implied equity value by the fully diluted number of shares of Schwab common stock of approximately 1,303 million as of November 19, 2019.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 139 by replacing the second paragraph under the section entitled “—Illustrative Pro Forma Value Creation Analysis” with the following (the modified text is shown in bold):

PJT Partners and Piper Sandler calculated the implied equity value per share of TD Ameritrade common stock by (1) adding the sum of (a) the implied equity value of TD Ameritrade on a standalone basis using the midpoint value determined in PJT Partners’ and Piper Sandler’s discounted equity cash flow analysis of TD Ameritrade as described above, being approximately $23.0 billion, $27.9 billion and $29.7 billion, based on each of the Case 1 Projections, Case 2 Projections and Case 3 Projections, respectively, (b) the implied value of a potential renegotiation of the existing insured deposit account agreement with any party, on a standalone basis considering current market conditions, using the midpoint value determined in PJT Partners’ and Piper Sandler’s discounted equity cash flow analysis of the existing insured deposit account agreement on a standalone basis, being approximately $2.0 billion, (c) the incremental value (relative to the implied value described in the preceding clause (b)) of the insured deposit account agreement arising from the merger using the midpoint value determined by PJT Partners’ and Piper Sandler’s discounted equity cash flow analysis of the insured deposit account agreement on a pro forma basis giving effect to the merger, being approximately $50 million, (d) the implied equity value of Schwab on a standalone basis using the midpoint value determined in PJT Partners’ discounted equity cash flow analysis of Schwab as described above, being approximately $62.6 billion, and (e) the estimated value of the synergies expected to arise from the merger, net of transaction costs, as reflected in the TD Ameritrade estimated synergies, being approximately $14.0 billion (which was an illustrative case of the estimated value of such synergies calculated by PJT Partners and Piper Sandler on a net present value basis using a discounted cash flow analysis and a sensitivity analysis), (2) dividing such sum by the number of fully diluted shares of Schwab common stock outstanding of approximately 1,892 million after giving effect to the merger and (3) multiplying the result by the exchange ratio, which analysis indicated that the merger implied equity value creation per share for holders of TD Ameritrade common stock of approximately $12.25 or 26.6%, $5.99 or 10.9% and $3.81 or 6.5%, based on the Case 1 Projections, Case 2 Projections and Case 3 Projections, respectively.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 140 by replacing the last two bullet points under the section entitled “—Other Information” with the following (the modified text is shown in bold):

•	publicly available Wall Street research analysts’ standalone stock price targets in the next 12 months for each of TD Ameritrade common stock and Schwab common stock, which indicated (a) a target stock price range for TD Ameritrade common stock of $33.00 (Barclays) to $47.00 (Raymond James) and (b) a target stock price range for Schwab common stock of $35.00 (Barclays and UBS) to $50.00 (Sandler O’Neill), from which PJT Partners and Piper Sandler calculated an implied exchange ratio range of 0.660x to 1.343x; and

•	the premiums paid in selected precedent transactions announced in the previous five years involving companies in the financial services industry, which PJT Partners and Piper Sandler, in their respective professional judgment, considered relevant for comparative purposes, the result of which indicated a range of premiums of 7% to 36%, with a median of 20%.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 150 by replacing the first paragraph under the section entitled “Unaudited Prospective Financial Information—TD Ameritrade Projections for TD Ameritrade” with the following (the modified text is shown in bold):

In connection with the evaluation of the merger, TD Ameritrade senior management prepared certain financial projections for fiscal years 2020 through 2023, referred to in this joint proxy statement/prospectus as the TD Ameritrade base projections, which were provided to the strategic development committee and its financial advisors, as well as to Schwab and its financial advisor. The TD Ameritrade base projections reflect numerous assumptions and estimates, including with respect to an assumed incremental value of a potential renegotiation or non-renewal of the existing insured deposit account agreement on a standalone basis relative to the value of the existing insured deposit account agreement. The assumed incremental value of a potential renegotiation or non-renewal of the existing insured deposit account agreement was calculated based on an arithmetic average of two potential scenarios reflecting, respectively, (i) possible revised terms for the existing insured deposit account agreement in a renegotiation scenario based on prior discussions with TD Bank regarding the existing insured deposit account agreement in the context of the 2021 renewal deadline, including an approximately five to seven basis point net decrease (on a weighted average basis to reflect only balances subject to the existing insured deposit account agreement) for fiscal years 2021 through 2023 in the fees payable by TD Ameritrade to TD Bank on the aggregate daily balance of all deposits relative to the fees under the existing insured deposit account agreement, gradually phased in over two years, which amount reflected the most recent preliminary proposal for a potential renegotiation of the existing insured deposit account agreement made by TD Bank to TD Ameritrade, and (ii) the economic terms that might potentially be obtained from third party sweep arrangements in the context of a possible non-renewal of the existing insured deposit account agreement, based on, among other things, management’s analysis of the marketplace and demand for sweep deposits and existing contractual arrangements with third party banks, which economic terms were generally consistent with the economic terms assumed for purposes of the TD Ameritrade projections for TD Ameritrade described below with respect to a potential renegotiation or non-renewal of the existing insured deposit account agreement, including an assumed 30 basis point positive revenue impact to TD Ameritrade in respect of deposit balances no longer subject to the existing insured deposit account agreement beginning in July 2021 and fully phased in by 2026 based on a deposit run-off schedule provided by TD Ameritrade senior management. The TD Ameritrade base projections reflected an assumed level of future growth in deposit balances, with an assumed $131 billion, $149 billion and $170 billion in average total balances for fiscal years 2021, 2022 and 2023, respectively. Based on these assumptions, management assumed for purposes of the TD Ameritrade base projections that a potential renegotiation or non-renewal of the existing insured deposit account agreement could have an estimated incremental net revenue impact (on a pre-tax basis) of approximately $46 million, $121 million and $189 million in fiscal years 2021, 2022 and 2023, respectively. The following table presents a summary of the TD Ameritrade base projections:

	Fiscal Year Ending September 30,
	2020E	2021E	2022E	2023E
	(dollars in millions)
TD Ameritrade base projections(1)
Net revenue	$5,143	$5,556	$6,090	$6,766
Adjusted net income(2)	$1,611	$1,871	$2,189	$2,588

 (1)       TD Ameritrade unaudited prospective financial information was prepared as of November 2019.

 (2)       Adjusted net income is a non-GAAP financial measure. For purposes of the TD Ameritrade base projections, adjusted net income is defined as net income adjusted to remove the after-tax effect of amortization of acquired intangible assets and acquisition related expenses, consistent with Non-GAAP Net Income as such term is defined in the TD Ameritrade 2019 10-K.

Adjusted net income, as presented above, is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. This information was prepared in connection with the evaluation of the merger and not for external disclosure. Additionally, non-GAAP financial measures as presented for TD Ameritrade may not be comparable to similarly titled measures reported by other companies.

At the direction of the strategic development committee, three sets of financial projections for calendar years 2020 through 2023, which are referred to in this joint proxy statement/prospectus as the Case 1 projections, the Case 2 projections and the Case 3 projections, respectively and, collectively, as the TD Ameritrade projections for TD Ameritrade, were developed and used by PJT Partners and Piper Sandler, in each case reflecting certain adjustments to the TD Ameritrade base projections (including adjustments to calendarize such TD Ameritrade base projections by taking 75% of the current fiscal year forecast and 25% of the subsequent fiscal year forecast to arrive at the applicable calendar year forecast for the TD Ameritrade projections for TD Ameritrade). The TD Ameritrade projections for TD Ameritrade were approved by the strategic development committee for PJT Partners’ and Piper Sandler’s use for the purpose of performing financial analyses in connection with their respective fairness opinions. See “—Opinions of the Strategic Development Committee’s Financial Advisors” beginning on page 127 of this joint proxy statement/prospectus.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 150 by replacing the second paragraph under the section entitled “Unaudited Prospective Financial Information—TD Ameritrade Projections for TD Ameritrade” with the following (the modified text is shown in bold):

The Case 3 projections were developed based on the TD Ameritrade base projections, adjusted to exclude the assumed incremental value of a potential renegotiation or non-renewal of the existing insured deposit account agreement on a standalone basis as estimated by TD Ameritrade senior management and reflected in the TD Ameritrade base projections. The Case 3 projections instead include an adjustment to incorporate the assumed incremental value of a potential renegotiation or non-renewal of the existing insured deposit account agreement relative to the value of the existing insured deposit account agreement based on an assumed 30 basis point positive revenue impact to TD Ameritrade in respect of deposit balances no longer subject to the existing insured deposit account agreement beginning in July 2021 and fully phased in by 2026 based on a deposit run-off schedule provided by TD Ameritrade senior management, and assuming $104 billion in total balances for purposes of such incremental value calculation with no incremental value attributed to future growth in such deposit balances. These assumptions related to the value attributed to a potential renegotiation or non-renewal of the existing insured deposit account agreement on a standalone basis, which were applied consistently across all of the TD Ameritrade projections for TD Ameritrade, were approved by the strategic development committee for PJT Partners’ and Piper Sandler’s use based on, among other things, the substantial work and analysis performed by the strategic development committee, its members and the outside independent directors committee of the TD Ameritrade board of directors over a multi-year period in analyzing the marketplace and demand for sweep deposits, with the advice and analysis of their financial advisors, and the strategic development committee’s resulting knowledge of and familiarity with that marketplace.

The definitive joint proxy statement/prospectus is hereby amended and supplemented on page 152 by adding the following new paragraph as the final paragraph under the section entitled “Unaudited Prospective Financial Information—TD Ameritrade Projections for TD Ameritrade”:

As more fully described in the section entitled “Opinions of the Strategic Development Committee’s Financial Advisors—Summary of PJT Partners’ and Piper Sandler’s Financial Analyses—Illustrative Pro Forma Value Creation Analysis,” PJT Partners and Piper Sandler calculated an implied value of a potential renegotiation of the existing insured deposit account agreement with any party, on a standalone basis considering current market conditions, of approximately $2.0 billion, which calculation reflected the assumed 30 basis point positive revenue impact and other assumptions for the TD Ameritrade projections for TD Ameritrade described above. PJT Partners and Piper Sandler also calculated the incremental value (relative to (and above) the implied value referred to in the preceding sentence) of the insured deposit account agreement arising from the merger, as more fully described in the section entitled “Opinions of the Strategic Development Committee’s Financial Advisors—Summary of PJT Partners’ and Piper Sandler’s Financial Analyses—Illustrative Pro Forma Value Creation Analysis,” being approximately $50 million, which calculation reflected the ten basis point decrease in the servicing fee payable by Schwab on deposit balances subject to the insured deposit account agreement relative to the servicing fee under the existing insured deposit account agreement and assumed that the balances subject to the insured deposit account agreement are reduced by $10 billion each year to a floor of $50 billion as permitted by the terms of the insured deposit account agreement (with balances no longer subject to the insured deposit account agreement assumed to provide the same assumed 30 basis point positive revenue impact to the combined company as in the standalone scenario).